UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Announcement on Cancellation of Shares

On October 25, 2024, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to cancel the treasury shares to be acquired pursuant to the announcement on Form 6-K dated October 25, 2024.

1. Class and Number of Shares to be Cancelled	Common shares	7,130,124
	Preferred shares	-
2. Total Number of Shares Issued	Common shares	509,393,214
	Preferred shares	-
3. Face Value per Share	KRW 5,000

4. Estimated Amount to be Cancelled	KRW 400,000,000,000

5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	October 28, 2024
	To	April 27, 2025
6. Acquisition Method of Treasury Shares to be Cancelled		Purchase on the stock exchange(KRX)
7. Scheduled Date of Cancellation	To be determined
8. Date of resolution by the board of directors	October 25, 2024

9. Other considerations:

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Pursuant to Paragraph 1 of Article 343 of the Korean Commercial Code, the above share cancellation will proceed within the limit of profits available for dividends. While the number of shares issued will decrease, the total capital amount will not change due to the share cancellation.

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The above "4. Estimated amount of to be cancelled" is based on the estimated amount of cancellation of treasury shares approved by the resolution of the board of directors of Shinhan Financial Group. Of the 400 billion KRW worth of treasury shares to be acquired for this cancellation, approximately 250 billion KRW is expected to be acquired by December 31, 2024, and the remaining approximately 150 billion KRW will be acquired within the first quarter of 2025.

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The above “1. Class and Number of Shares to be Cancelled – Common shares” and “4. Estimated Amount to be Cancelled” are calculated using the closing share price of common shares of SFG on October 24, 2024 (one day prior to this announcement). The actual number of shares to be cancelled is subject to change depending on share price fluctuation.

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SFG plans to cancel the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding acquisition of the treasury shares, please refer to another Form 6-K announcement of SFG in respect of entering into trust contract for acquisition of the treasury shares made on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 25, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer